082-03430

TIOMIN RESOURCES INC.

News Release (TSX: TIO)

TIOMIN RECEIVES REQUISITION FOR SHAREHOLDER MEETING FROM JAGUAR FINANCIAL CORP.

TORONTO – February 17, 2009: Tiomin Resources Inc. (TSX: TIO) ('Tiomin' or the 'Company') announced today that a requisition from Jaguar Financial Corporation (the "Requisitioning Shareholder") has been received requesting that the board of directors call a shareholders meeting to consider removing from office all of the current directors and replacing them with directors to be nominated by the Requisitioning Shareholder, approving a proposed business combination with Cadiscor Resources Inc. ("Cadiscor") as announced by Tiomin on February 10, 2009 and to approve the proposed loan by Tiomin to Cadiscor. The board of directors of Tiomin is reviewing the requisition together with its counsel and will update the market in due course.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

For further information on Tiomin please contact:

Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231

Certain of the information contained in this news release constitutes 'forward-looking statements' within the meaning of securities laws. Such forward-looking statements, including but not limited to those with respect to the prices of metals and minerals, estimated future production and estimated costs of future production involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper and gold, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the documents of the Company filed from time to time with the Ontario Securities Commission.